Exhibit 20
NEWS RELEASE	[CIGNA Logo]

For Release:	Immediate	One Liberty Place 1650 Market Street P.O. box 7716 Philadelphia, PA 19192-1550 215.761.1000
Contact:	Gregory Deavens, Investor Relations — (215) 761-6128
Wendell Potter, Media Relations — (215) 761-4450

CIGNA REPORTS FIRST QUARTER 2003 RESULTS

PHILADELPHIA, May 2, 2003 — CIGNA Corporation (NYSE: CI) today reported consolidated net income, which includes income from continuing operations and income from discontinued operations, for the first quarter of 2003 of $236 million, or $1.68 per share1, compared with $218 million, or $1.52 per share, for the same period last year.

First quarter 2003 earnings from continuing operations before realized investment losses and special items2 were $205 million ($1.46 per share). First quarter 2002 earnings on the same basis were $275 million ($1.92 per share).

“Results for the quarter reflect solid execution on key initiatives in our health care operations and strong performance in our other employee benefits businesses,” said H. Edward Hanway, CIGNA’s Chairman and Chief Executive Officer.

HIGHLIGHTS OF CONSOLIDATED FIRST QUARTER 2003 RESULTS

The following is a reconciliation of earnings from continuing operations before realized investment gains (losses) and special items to net income (dollars in millions, except per share amounts):

	Three months ended
	March 31, 2003	March 31, 2002	December 31, 2002
Earnings from continuing operations before realized investment
gains (losses) and special items	$205	$275	$178
Realized investment gains (losses), net of taxes	(21)	(57)	9
Special Items 3:
Gain on other postretirement benefits	4	-	-
Restructuring charge	-	-	(95)
Health care class action litigation charge	-	-	(50)
Credit related to events of September 11, 2001	-	-	2

Income from continuing operations [4]	188	218	44
Income from discontinued operations	48	-	3

Net income	$236	$218	$47

Earnings from continuing operations before realized investment
gains (losses) and special items, per share	$1.46	$1.92	$1.27

Income from continuing operations, per share	$1.34	$1.52	$0.31

Net income, per share	$1.68	$1.52	$0.33

•

Income from continuing operations[4] for the quarter was $188 million, or $1.34 per share, compared with $218 million, or $1.52 per share, for the same period last year. The decline primarily reflects lower results from the

Employee Health Care, Life and Disability Benefits and Run-off Reinsurance Operations segments, partially offset by lower realized investment losses in the Employee Retirement Benefits and Investment Services segment.

•

First quarter 2003 income from discontinued operations was $48 million ($0.34 per share) versus a breakeven result for first quarter 2002. In January 2003, CIGNA completed the sale of Lovelace Health Systems, Inc. (Lovelace), which generated an after-tax gain of $32 million. In addition, Lovelace reported a loss from operations of $2 million for the first quarter 2003. These items, plus an after-tax gain of $18 million from the sale of CIGNA’s Brazilian health care operations in January 2003, are included in discontinued operations.

•	The lower level of after-tax realized investment losses in the first quarter of 2003 was driven primarily by lower impairments and losses on sales of fixed maturities.

•	Consolidated revenues from continuing operations were $4.9 billion and $4.8 billion for the first quarter of 2003 and 2002, respectively.

•	Cash at the parent company group was approximately $270 million at March 31, 2003.

•

Consolidated unpaid claims and claim expenses at March 31, 2003 and December 31, 2002 were $4.5 billion. Unpaid claims related to CIGNA’s guaranteed cost and retrospectively experience-rated health care products were $1.7 billion at March 31, 2003 and December 31, 2002.

HIGHLIGHTS OF SEGMENT RESULTS

Employee Health Care, Life and Disability Benefits

•

This segment includes CIGNA’s HMO and indemnity operations. HMO includes medical and dental managed care and specialty health care operations. Indemnity includes medical and dental indemnity, disability, and group life insurance operations. This segment’s earnings, excluding realized investment results, special items[3], and results from Lovelace Health Systems (now reported as discontinued operations) are summarized below.

Segment Earnings (after-tax, dollars in millions):

	First Qtr. 2003	First Qtr. 2002	Change	Fourth Qtr. 2002	Change

HMO	$110	$124	(11)%	$85	29%
Indemnity	49	95	(48)	42	17
Intangible Amortization	(4)	(3)	(33)	(5)	20

Total Segment	$155	$216	(28)%	$122	27%

•

The year-over-year decrease in segment earnings primarily reflects a decline in margins in the medical indemnity business and higher expenses on a per member basis, partially offset by growth in the specialty health care business and higher group life and accident insurance earnings.

•

The improvement relative to fourth quarter 2002 reflects solid execution of our restructuring and underwriting actions, which resulted in lower per member operating expenses and a 50 basis point improvement in the Commercial HMO medical loss ratio.

Premiums and Premium Equivalents5 (dollars in millions):

	First Qtr. 2003	First Qtr. 2002	Change	Fourth Qtr. 2002	Change

HMO Premiums and Fees	$1,687	$1,707	(1)%	$1,751	(4)%
HMO Equivalents	2,388	2,037	17	2,337	2

Total HMO	4,075	3,744	9	4,088	-

Indemnity Premiums and Fees	1,879	1,888	-	1,904	(1)
Indemnity Equivalents	3,623	3,443	5	3,745	(3)

Total Indemnity	5,502	5,331	3	5,649	(3)

Total premiums and
premium equivalents	$9,577	$9,075	6%	$9,737	(2)%

•

The increase in total premiums and premium equivalents from continuing operations in the first quarter of 2003 compared to the first quarter of 2002 is due to higher medical cost inflation in service-only plans.

Membership in continuing operations (in thousands):

	Mar. 31, 2003	Pro forma Mar. 31, 2002 [6]	Change	Dec. 31, 2002	Change

HMO	6,427	6,858	(6)%	6,750	(5)%
Indemnity (Estimated)	5,921	6,336	(7)	6,341	(7)

Total Medical Membership	12,348	13,194	(6)%	13,091	(6)%

•

Year-over year and sequential total medical membership in continuing operations was down 6%. The sequential decline is primarily due to lower enrollment in guaranteed cost HMO programs and indemnity PPO programs and is in line with expectations.

•

Membership in continuing operations excludes members served by Lovelace Health Systems, which is classified as discontinued operations (approximately 172,000 and 167,000 HMO members at December 31, 2002, and March 31, 2002, respectively).

•	At March 31, 2003, approximately 85% of CIGNA’s 12.3 million covered medical lives were enrolled in administrative services only and retrospectively experience-rated managed care and indemnity plans.

Employee Retirement Benefits and Investment Services

•

This segment operates in the defined contribution and defined benefit retirement plan markets and in the corporate life insurance market. Segment earnings, which exclude realized investment results, were as follows (after-tax, dollars in millions):

	First Qtr. 2003	First Qtr. 2002	Change	Fourth Qtr. 2002	Change

Segment Earnings	$55	$57	(4)%	$60	(8)%

•	The year-over-year decline in segment earnings is primarily due to the effect of equity market declines and lower net investment income, partially offset by a shift to higher margin products.

•

Assets under management at March 31, 2003 were $53.6 billion, a 3% decrease from $55.4 billion at March 31, 2002 and essentially flat compared with $53.8 billion at December 31, 2002. The year over year decline reflects lower equity-based separate account assets partially offset by growth in general account, corporate insurance and investment advisory assets.

International Life, Health and Employee Benefits

•

This segment includes CIGNA’s life and health insurance and employee benefits businesses operating in selected international markets. Segment earnings, which exclude realized investment results and results from discontinued operations, and premiums and fees were as follows (after-tax, dollars in millions):

	First Qtr. 2003	First Qtr. 2002	Change	Fourth Qtr. 2002	Change

Segment Earnings	$10	$8	25%	$7	43%
Premiums and Fees	$214	$198	8%	$200	7%

•	The year-over-year increase in segment earnings primarily reflects strong growth in the expatriate benefits business.

Run-off Reinsurance Operations

•

The Run-off Reinsurance Operations segment includes the domestic and international run-off reinsurance business and amortized gains on the sale of a portion of the reinsurance business in 2000. Beginning in the third quarter of 2002, results from these operations have been reported separately rather than as a component of the Other Operations segment.

•	The segment loss, which excludes realized investment results and special items[3], was as follows (after-tax, dollars in millions):

	First Qtr. 2003	First Qtr. 2002	Change	Fourth Qtr. 2002	Change

Segment Loss	$(15)	$(2)	(650)%	$(17)	12%

•

The increased loss compared with the first quarter of 2002 primarily reflects the impact of revised assumptions related to amounts recoverable from reinsurers together with increased liabilities for specialty life reinsurance contracts guaranteeing minimum income benefits.

•

In August 2002, the company implemented an investment program to substantially reduce the impact of equity market declines on certain variable annuity contracts that guarantee minimum death benefits. During the first quarter of 2003, the company recognized a $56 million pre-tax gain on this investment program, effectively offsetting the increase in liabilities resulting from equity market declines during the period. These gains are reflected in “Other revenues” and the effect of the increased liabilities is reflected in “Benefits, losses and settlement expenses” in the consolidated income statement.

Other Operations

•

Other Operations include amortized gains related to the 1998 sale of the individual life insurance and annuity business, the leveraged corporate life insurance operation, the settlement annuity operation, and certain investment management operations. Segment earnings, which exclude realized investment results, were as follows (after-tax, dollars in millions):

	First Qtr. 2003	First Qtr. 2002	Change	Fourth Qtr. 2002	Change

Segment Earnings	$20	$20	-%	$19	5%

•

The year-over-year segment earnings were flat, reflecting improved investment management results offset by lower amortized gains from the sale of the individual life insurance and annuity business and a decline in earnings in the leveraged corporate life insurance business due to the continued run-off of the business.

Corporate

•	Corporate includes unallocated investment income and parent company expenses, primarily debt service costs. The Corporate losses were as follows (after-tax, dollars in millions):

	First Qtr. 2003	First Qtr. 2002	Change	Fourth Qtr. 2002	Change

Corporate Loss	$(20)	$(24)	17%	$(13)	(54)%

•	The decreased year-over-year loss is primarily attributable to lower expenses and lower interest costs, partially offset by lower net investment income.

Quarterly earnings, the Quarterly Statistical Supplement and conference call information are available on CIGNA’s web site (http://www.CIGNA.com) in the Current Disclosures section of the Investor Relations section (http://www.cigna.com/general/investor/disclosures.html).

*Notes:

1.	All earnings per share (EPS) amounts are on a diluted basis.

2.

Earnings (loss) from continuing operations before realized investment results and special items, which are identified and quantified in note 3, is a measure of profitability used by CIGNA management to evaluate segment performance because it presents the underlying results of operations of CIGNA’s businesses. This measure is not determined in accordance with generally accepted accounting principles (GAAP) and should not be viewed as a substitute for net income (loss) determined in accordance with GAAP. See Exhibit 2 for a reconciliation, by segment, of GAAP income from continuing operations to earnings from continuing operations before realized investment results and special items.

3.	The special items included in net income and excluded from segment earnings in this press release are:

First Quarter 2003

•

After-tax gain of $4 million related to CIGNA’s postretirement benefit obligation attributable to the fourth quarter 2002 CIGNA HealthCare restructuring program (reported in the Employee Health Care, Life and Disability Benefits segment).

Fourth Quarter 2002

•	After-tax charge of $50 million related to the health care provider class action litigation (reported in the Employee Health Care, Life and Disability Benefits segment).

•

After-tax charge of $97 million related to a restructuring program to realign and consolidate the HealthCare sales organization, centralize medical management resources and streamline non-service support functions and a $2 million after-tax reduction in the costs associated with the fourth quarter 2001 HealthCare restructuring program (reported in the Employee Health Care, Life and Disability Benefits segment).

•	After-tax credit of $2 million related to the adjustment of liabilities for the events of September 11, 2001 (reported in the Run-off Reinsurance Operations segment).

4.

Income from continuing operations, which is presented in accordance with GAAP, includes realized investment results and special items (see note 3 above) but excludes income from discontinued operations.

5.

Premium equivalents are not included in GAAP revenue. They generally equal paid claims under administrative service only (ASO) and minimum premium programs. Under these funding programs, the customer assumes responsibility for funding claims, and CIGNA provides claims processing and other services. CIGNA’s health care business reflects a large concentration of ASO and minimum premium funding arrangements. Adding premium equivalents to premiums and fees produces a measure that is helpful in assessing the business volume of CIGNA’s health care operations. CIGNA would have recorded the amount of these paid claims as additional premiums if these programs had been written as guaranteed cost or retrospectively experience-rated programs. GAAP premiums and fees for the segment were $3.6 billion for the first quarters of 2003 and 2002 versus $3.7 billion for the fourth quarter of 2002.

6.

In the third quarter of 2002, CIGNA made changes to the assumptions used to estimate medical indemnity membership. Pro forma medical membership is shown for March 31, 2002, to provide comparable data for that period. The changes to the assumptions have no material impact on previously reported membership trends, and no impact on revenues or net income.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE
PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

CIGNA and its representatives may from time to time make written and oral forward-looking statements, including statements contained in this press release, in CIGNA’s filings with the Securities and Exchange Commission, in its reports to shareholders and in meetings with analysts and investors. Forward-looking statements made by CIGNA may contain information about financial prospects, economic conditions, trends and other uncertainties. You should not place undue reliance on these forward-looking statements. CIGNA cautions that actual results could differ materially from those that management expects, depending on the outcome of certain factors. Some factors that could cause actual results to differ materially from the forward-looking statements include:

1.	increases in medical costs that are higher than anticipated in establishing premium rates in CIGNA's health care operations, including increased use and costs of medical services;

2.	increased medical, administrative, technology or other costs resulting from legislative and regulatory challenges to, and new regulatory requirements imposed on, CIGNA's health care business;

3.

difficulties in implementing the realignment of heath care operations initiated in the second half of 2002 and achievement of the intended customer service improvements, operational efficiencies and cost savings;

4.

the risks associated with pending and potential state and federal health care class action lawsuits, purported securities class action lawsuits, disputes regarding reinsurance arrangements, other litigation challenging CIGNA’s businesses and the outcome of pending government proceedings;

5.	heightened competition, particularly price competition, which could reduce product margins and constrain growth in CIGNA's businesses;

6.	significant reductions in customer retention;

7.	significant changes in interest rates;

8.

downgrades in the financial strength ratings of CIGNA's insurance subsidiaries, which could, among other things, adversely affect new sales and retention of current business, particularly the retirement business;

9.

inability of the program adopted by CIGNA to substantially reduce equity market risks for reinsurance contracts that guarantee minimum death benefits under certain variable annuities (including possible market difficulties in entering into appropriate futures contracts and in matching such contracts to the underlying equity risk);

10.

adjustments to the reserve assumptions and other considerations (including lapse, partial surrender, mortality, interest rates, and volatility) used in estimating CIGNA’s liabilities for reinsurance contracts that guarantee minimum death benefits under certain variable annuities;

11.

adjustments to the reserve assumptions and other considerations used in estimating CIGNA's liabilities for reinsurance contracts that guarantee minimum income benefits under certain variable annuities;

12.

significant stock market declines, which could, among other things, reduce results in CIGNA’s retirement business and result in increased pension expenses in CIGNA’s pension plan in future periods and the recognition of additional pension obligations;

13.

unfavorable claims experience related to workers compensation and personal accident exposures of the run-off reinsurance business, including losses attributable to the inability to recover claims from retrocessionaires;

14.	significant deterioration in economic conditions, which could have an adverse effect on CIGNA's operations and investments;

15.	changes in federal income tax laws; and

16.	risk factors detailed in CIGNA's Form 10-K for the fiscal year ended December 31, 2002, including the Cautionary Statement in Management's Discussion and Analysis.

This list of important factors is not intended to be exhaustive. There may be other risk factors that would preclude CIGNA from realizing the forward-looking statements. While CIGNA may periodically update this discussion of risk factors, CIGNA does not undertake to update any forward-looking statement that may be made by or on behalf of CIGNA prior to its next required filing with the Securities and Exchange Commission.

Exhibit 1
[CIGNA Logo]

CIGNA CORPORATION
COMPARATIVE SUMMARY OF FINANCIAL RESULTS
(Dollars in millions, except per share amounts)

	Three Months Ended March 31,
	2003	2002 (1)

REVENUES (Excluding discontinued operations)
Premiums and fees	$3,915	$3,953
Net investment income	658	690
Other revenues (2)	358	225
Realized investment losses	(31)	(88)

Total	$4,900	$4,780

EARNINGS (LOSS) FROM CONTINUING OPERATIONS BEFORE
REALIZED INVESTMENT GAINS (LOSSES) AND SPECIAL ITEMS (3)
Employee Health Care, Life and Disability Benefits:
HMO operations (4)	$106	$121
Indemnity operations (4)	49	95

Total Employee Health Care, Life and Disability Benefits	155	216
Employee Retirement Benefits and Investment Services	55	57
International Life, Health and Employee Benefits	10	8
Run-off Reinsurance Operations	(15)	(2)
Other Operations	20	20
Corporate	(20)	(24)

Total	$205	$275

INCOME (LOSS) FROM CONTINUING OPERATIONS (3)
Employee Health Care, Life and Disability Benefits:
HMO operations	$108	$121
Indemnity operations	34	63

Total Employee Health Care, Life and Disability Benefits	142	184
Employee Retirement Benefits and Investment Services	52	35
International Life, Health and Employee Benefits	10	8
Run-off Reinsurance Operations	(16)	(4)
Other Operations	20	19
Corporate	(20)	(24)

Total	$188	$218

DILUTED EARNINGS PER SHARE:
Earnings from continuing operations before realized investment losses and special items	$1.46	$1.92
Realized investment losses, net of taxes	(0.15)	(0.40)
Special items, after-tax	0.03	-

Income from continuing operations	1.34	1.52
Income from discontinued operations, net of taxes	0.34	-

Net income	$1.68	$1.52

Weighted average shares (in thousands)	140,060	143,285

SHAREHOLDERS' EQUITY at March 31:	$4,135	$5,042

SHAREHOLDERS' EQUITY PER SHARE at March 31:	$29.49	$35.79

(1) Prior period information has been reclassified to reflect the results of Lovelace Health Systems, Inc. as discontinued operations.

(2) Includes first quarter 2003 pre-tax gain of $56 million from futures contracts (to manage equity risks in run-off reinsurance operations). CIGNA recorded a corresponding expense to increase liabilities for certain specialty life reinsurance contracts.

(3) See Exhibit 2 for a reconciliation of earnings (loss) from continuing operations before realized investment gains (losses) and special items to income (loss) from continuing operations in accordance with generally accepted accounting principles (GAAP). CIGNA’s net income is equal to income (loss) from continuing operations plus the results of discontinued operations.

(4) Does not include first quarter 2003 pre-tax gain of $6 million ($4 million after-tax: HMO $2 million; Indemnity $2 million) for other postretirement benefits for employees terminated in the first quarter of 2003.

Exhibit 2

CIGNA Corporation
Supplemental Financial Information
Earnings (Loss) from Continuing Operations Before Realized Investment Gains (Losses) and Special Items
(Dollars in millions, except per share amounts)

	Employee Health Care, Life & Disability Benefits						Employee Retirement Benefits & Investment		International Life, Health & Emp.
	HMOs		Indemnity		Total		Svcs.		Benefits
Three Months Ended March 31,	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

Income (loss) from continuing operations*	$108	$121	$34	$63	$142	$184	$52	$35	$10	$8
Realized investment losses, net of taxes	-	-	17	32	17	32	3	22	-	-
Special items, after-tax:
Gain on other postretirement benefits	(2)	-	(2)	-	(4)	-	-	-	-	-

Earnings (loss) from continuing operations before
realized investment losses and special items	$106	$121	$49	$95	$155	$216	$55	$57	$10	$8

	Run-off Reinsurance Operations		Other Operations		Corporate		Consolidated		Diluted Earnings Per Share
Three Months Ended March 31,	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

Income (loss) from continuing operations*	$(16)	$(4)	$20	$19	$(20)	$(24)	$188	$218	$1.34	$1.52
Realized investment losses, net of taxes	1	2	-	1	-	-	21	57	0.15	0.40
Special items, after-tax:
Gain on other postretirement benefits	-	-	-	-	-	-	(4)	-	(0.03)	-

Earnings (loss) from continuing operations
before realized investment losses and special items	$(15)	$(2)	$20	$20	$(20)	$(24)	$205	$275	$1.46	$1.92

	Employee Health Care, Life & Disability Benefits			Employee Retirement Benefits &	International Life, Health
Three Months Ended December 31, 2002	HMOs	Indemnity	Total	Investment Svcs.	& Emp. Benefits

Income (loss) from continuing operations*	$(9)	$(18)	$(27)	$71	$9
Realized investment gains (losses), net of taxes	-	4	4	(11)	(2)
Special items, after-tax:
Restructuring charge	64	31	95	-	-
Health care provider litigation	26	24	50	-	-
Credit for events of September 11, 2001	-	-	-	-	-

Earnings (loss) from continuing operations
before realized investment gains
(losses) and special items	$81	$41	$122	$60	$7

Three Months Ended December 31, 2002	Run-off Reinsurance Operations	Other Operations	Corporate	Consolidated	Diluted Earnings Per Share

Income (loss) from continuing operations*	$(16)	$20	$(13)	$44	$0.31
Realized investment gains (losses), net of taxes	1	(1)	-	(9)	(0.06)
Special items, after-tax:
Restructuring charge	-	-	-	95	0.68
Health care provider litigation	-	-	-	50	0.36
Credit for events of September 11, 2001	(2)	-	-	(2)	(0.02)

Earnings (loss) from continuing operations
before realized investment gains
(losses) and special items	$(17)	$19	$(13)	$178	$1.27

* Income (loss) from continuing operations is presented in accordance with generally accepted accounting principles (GAAP). Net income is equal to income (loss) from continuing operations plus the results of discontinued operations.